UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOSPECIFICS TECHNOLOGIES CORP.

(Name of Subject Company)

BETA ACQUISITION CORP.

(Offeror)

A Wholly-Owned Subsidiary of

ENDO INTERNATIONAL PLC

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

Matthew J. Maletta

Endo International plc,

First Floor, Minerva House, Simmonscourt Road

Ballsbridge, Dublin 4, Ireland

(484) 216-0000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Brandon Van Dyke

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$658,157,995.11	$71,805.04***

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (a) 7,344,955 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of BioSpecifics Technologies Corp. (“BioSpecifics”) multiplied by $88.50, the offer price per Share (the “Offer Price”), (b) 212,187 Shares issuable pursuant to outstanding stock options with an exercise price less than $88.50 per Share, multiplied by $33.03 (which is the price of $88.50 minus the weighted average exercise price for such options of $55.47 per share) and (c) 12,666 Shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the Offer Price. The calculation of the filing fee is based on information provided by BioSpecifics as of October 28, 2020, the most practicable recent date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, by multiplying the transaction valuation by 0.00010910.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,805.04	Filing Party: Endo International plc and Beta Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: November 2, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 2, 2020, by Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Endo International plc, a public limited company incorporated in Ireland (“Endo”), and Endo. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioSpecifics Technologies Corp., a Delaware corporation (“BioSpecifics”), at a price of $88.50 per Share, net to the holder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the second paragraph under the heading “United States Antitrust Laws” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“The purchase of Shares in the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until BioSpecifics and Endo each file an HSR Notification with the FTC and the DOJ and the applicable waiting period has expired or been terminated. BioSpecifics and Endo made the necessary filings with the FTC and the DOJ on November 2, 2020. The waiting period under the HSR Act for the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period (or if the date of expiration is not a business day, the next business day after such date), which will expire at 11:59 p.m., New York time, on November 17, 2020, unless the waiting period is terminated earlier or extended by a Request for Additional Information and Documentary Material (a “Second Request”). If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a 10-day waiting period, which would begin to run only after the acquiring party has certified substantial compliance with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger (which Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.”

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the paragraph under the heading “Foreign Laws” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“Foreign Laws. Based on a review of the information currently available relating to the countries and businesses in which Endo and BioSpecifics are engaged, Endo and Purchaser believe that no antitrust premerger notification filing is required outside the United States. Further, Endo has determined that neither the requirements of the Competition Act nor any other antitrust law of any governmental authority of competent and applicable jurisdiction in Ireland apply to Purchaser’s acquisition of Shares in the Offer and the Merger. As a result, no approval of the Offer or the Merger is required under the Competition Act or any other antitrust law of any governmental authority of competent and applicable jurisdiction in Ireland and no waiting period is applicable to the Offer or the Merger under the Competition Act or any other antitrust law of any governmental authority of competent and applicable jurisdiction in Ireland. See Section 15—“Conditions to the Offer.””

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the paragraph under the heading “Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“Litigation. On November 2, 2020, a purported stockholder of BioSpecifics filed a complaint in the United States District Court for the District of Delaware against BioSpecifics and its directors, captioned Shiva Stein v. BioSpecifics Technologies Corp., et al., Case No. 1:20-cv-01491-UNA. The complaint names as defendants BioSpecifics and each member of the BioSpecifics Board. The complaint alleges that the Schedule 14D-9 (as filed with the SEC by BioSpecifics on November 2, 2020) is materially incomplete and contains misleading representations and information in violation of Sections 14(e), 14(d) and 20(a) of the Exchange Act. The complaint seeks, among other things, (a) injunctive relief preventing the defendants from proceeding with, consummating or closing the transactions contemplated by the Merger Agreement, unless and until the defendants disclose certain material information to BioSpecifics’ stockholders; (b) rescission, to the extent already implemented, of the Merger Agreement or any of the terms thereof, or rescissory damages; (c) damages resulting from the defendants’ alleged wrongdoing; and (d) an award of costs and disbursements of the complaint, including reasonable attorneys’ fees and expert fees and expenses.

Additional complaints may be filed against BioSpecifics, the BioSpecifics Board, Endo and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Endo and Purchaser will not necessarily announce such additional complaints.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDO INTERNATIONAL PLC

By	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Executive Vice President, Chief Legal
Officer and Company Secretary
Date:	November 6, 2020

BETA ACQUISITION CORP.

By	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Executive Vice President, Chief Legal
Officer and Secretary
Date:	November 6, 2020

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